EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Taxes	$202,021	$282,865	$195,613	$166,801	$201,263
Fixed Charges (as below)	118,365	151,874	178,067	225,573	215,640
Total Earnings	$320,386	$434,739	$373,680	$392,374	$416,903

FIXED CHARGES
Interest Expense	$106,301	$129,106	$165,405	$209,733	$202,426
Credit for Allowance for Borrowed Funds Used During Construction	8,764	17,668	6,962	9,040	6,014
Estimated Interest Element in Lease Rentals	3,300	5,100	5,700	6,800	7,200
Total Fixed Charges	$118,365	$151,874	$178,067	$225,573	$215,640

Ratio of Earnings to Fixed Charges	2.70	2.86	2.09	1.73	1.93